Monthly Report - January, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        5,323,267        5,323,267
Change in unrealized gain (loss) on open          (6,020,675)      (6,020,675)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.          77,890           77,890
      Treasury obligations
Interest Income 			              103,690          103,690
Foreign exchange gain (loss) on margin deposits       177,823          177,823
				                 ------------    -------------
Total: Income 				            (338,005)        (338,005)

Expenses:
   Brokerage commissions 		            1,008,121        1,008,121
   Management fee 			               40,605           40,605
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0                0
   Administrative expense 	       	               99,354           99,354
					         ------------    -------------
Total: Expenses 		                    1,148,080        1,148,080
Net Income(Loss)			   $      (1,486,085)      (1,486,085)
for January, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (180,520.180    $     4,369,854    218,794,874    223,164,728
units) at December 31, 2016
Addition of 		 	              0      1,234,930      1,234,930
847.987 units on January 1, 2017
Redemption of 		 	              0    (2,411,616)    (2,411,616)
(2,014.835) units on  January 31, 2017*
Net Income (Loss)               $       (9,212)    (1,476,873)    (1,486,085)
for January, 2017
         			   -------------   -------------   -----------


Net Asset Value at January 31, 2017
(179,407.222 units inclusive
of 53.890 additional units) 	      4,360,642    216,141,315    220,501,957
				  =============  ============= ==============


		GLOBAL MACRO TRUST January 2017 UPDATE
                      Year to Date     Net Asset
Series	  January ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (0.74)% 	 (0.74)%  $    1,187.21	  160,632.609 $   190,705,254
Series 2     (0.40)% 	 (0.40)%  $    1,516.25	        6.799 $        10,309
Series 3     (0.38)% 	 (0.38)%  $    1,539.36	   15,738.192 $    24,226,716
Series 4     (0.21)% 	 (0.21)%  $    1,835.11	    3,029.622 $     5,559,678

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					February 22, 2017
Dear Investor:

Positive expectations about the Trump Administration's policies gave way to negative concerns about implementation after the inauguration. Losses from trading interest rate futures and, to a lesser extent, currency forwards and soft and agricultural commodity futures outdistanced gains from trading equity, energy and metal futures.

Unexpectedly strong growth and inflation data from Europe, worries about the 2017 election calendar in Europe, and concerns about the impact of the Trump Administration's trade and immigration initiatives sent European interest rates soaring. Consequently, long positions in German, French, Italian and British interest rate futures generated losses. Long positions in U.S. bond futures were also unprofitable.

Following a strong fourth quarter, especially after Donald Trump's election victory, the U.S. dollar weakened throughout January. Long dollar trades versus the euro, yen, Korean won, Singapore dollar, Canadian dollar, British pound, Czech koruna, Norwegian krone, Swedish krona, and Swiss franc posted losses. A long Mexican peso trade was also slightly unprofitable. Meanwhile, long positions in the Aussie dollar, New Zealand dollar, Brazilian real, Chilean peso and Columbian peso produced somewhat offsetting gains. Short Turkish lira trades against the euro and U.S. dollar were also profitable, as were short euro trades versus Norway and Poland.

Short corn and wheat positions, a long soybean trade, and short coffee and sugar trades were each marginally unprofitable.

Long positions in stock index futures were profitable, especially during the first half of January when the expectations about the Trump Administration's tax, infrastructure and regulatory programs were at their highest. Later, however, after the inauguration, as trade and immigration frictions became more worrisome, those gains were trimmed significantly. On balance, long positons in U.S., Canadian, Japanese, Hong Kong, Korean, Taiwanese and Singaporean equity futures were profitable. A short vix trade posted a sizable gain. On the other hand, short positions in South African and Indian index futures were slightly unprofitable.

Energy prices were volatile, but short term non-trend strategies were slightly profitable in trading Brent crude, WTI crude, heating oil, London gas oil and natural gas. A long RBOB gasoline trade was marginally unprofitable.

Long positions in copper, aluminum and zinc were profitable as worries about mine closures and/or Chinese supply cuts underpinned prices. Meanwhile, a short gold trade posted a partially offsetting loss as fears of the Trump Administration's trade and immigration policies boosted gold prices.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman